SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLANS

Date:  June 27, 2007

By

   /s/  Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Financial Statements

Years ended December 31, 2006 and 2005

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan For Hourly Associates

Page

Report of Independent Registered Public Accounting Firm

F-1

Financial Statements

Statements of Net Assets Available for Benefits

F-2

Statements of Changes in Net Assets Available for Benefits

F-3

Notes to Financial Statements

F-4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-14

Phillips-Van Heusen Corporation

Associates Investment Plan For Salaried Associates

Page

Report of Independent Registered Public Accounting Firm

F-15

Financial Statements

Statements of Net Assets Available for Benefits

F-16

Statements of Changes in Net Assets Available for Benefits

F-17

Notes to Financial Statements

F-18

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-28

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statement of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ SPIELMAN KOENIGSBERG & PARKER, LLP

June 22, 2007

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005

Assets

Investments, at fair value:
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$ 9,391,798
Investments held by Wells Fargo Bank:
Stable Return Fund		$ 1,435,105
Mutual Funds		5,139,766
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust		2,844,336
Adjustment to contract value from fair
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	21,098	19,556
Participant loans receivable	320,613	511,489
Contributions receivable	21,327	43,225
Total Assets	9,754,836	9,993,477

Liabilities
Miscellaneous payables	524	-
Total Liabilities	524	-

Net assets available for benefits	$ 9,754,312	$ 9,993,477

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005

Additions

Contributions:
Employer, net of forfeitures	$ 348,764	$ 391,674
Employees	788,476	840,453
Interest and investment income	188,052	170,023
Loan interest	29,127	22,130
Master trust investment income	1,422,977	-
Adjustment to contract value from fair value
for interest in common/collective trust relating
to fully benefit-responsive investment contracts	21,098	19,556
Transfer from Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	12,183	-

Total additions	2,810,677	1,443,836

Deductions

Payments to participants	3,344,988	685,187
Transfer to Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	31,259	-

Total deductions	3,376,247	685,187

Net realized and unrealized appreciation
of investments	326,405	669,955

Net (decrease) increase in net assets available for benefits	(239,165)	1,428,604

Net assets available for benefits at beginning of year	9,993,477	8,564,873

Net assets available for benefits at end of year	$9,754,312	$9,993,477

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Hourly Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective November 3, 2006, the Plan’s Trustee changed from Wells Fargo Bank (the “Predecessor Trustee”) to Nationwide Trust Company (the “Trustee” or “Successor Trustee”), and the Plan’s “Recordkeeper” changed from Wells Fargo Retirement Plan Solutions to The 401(k) Company.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Effective with the change in Recordkeeper and Trustee on November 3, 2006, all of the investments of the Company’s Associates Investment Plan for Hourly Employees and the Associates Investment Plan for Salaried Employees were combined into the new Master Trust held by the Nationwide Trust Company.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution, leased employees and U.S. retail field employees of the Company, who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $15,000 and $14,000 per annum in 2006 and 2005 respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,000 for the plan year ended December 31, 2006.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.  Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2006, total outstanding participant loans outstanding totaled $320,613, with maturity dates through 2012 at interest rates ranging from 5% to 9.25%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee in the Master Trust and are segregated from the assets of the Company.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (FSAB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).  This FSP requires investments in benefit-responsive investment contracts be presented at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contact value basis.  The result of the implementation of the FSP was an adjustment from fair value to contract value in the amount of $21,098 and $19,556 as of December 31, 2006 and 2005, respectively.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2006 and 2005, the Master Trust purchased 53,146 and 47,988 shares, respectively, of the Company’s common stock and received $138,106 and $153,906, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 152,495 and 160,053 shares of the Company’s common stock during the years ended December 31, 2006 and 2005, respectively.

4.

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2006	2005

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$ 9,391,798	$ 2,844,336
Dodge & Cox Balanced	*	1,283,331
Dreyfus Appreciation	#	1,207,303
Wells Fargo Stable Return Fund (S)	*	1,435,105
Wells Fargo Advantage Small Cap
Value Fund (Z)	*	600,404
Wells Fargo Advantage Total Return
Bond (Adm)	#	628,267
Wells Fargo S&P 500 Index Fund (G)	#	988,751
Shares of registered companies representing
less than 5%		431,710

* Investment became part of the Master Trust at the end of the plan year.
# Investment not offered at the end of the plan year.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2006** and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized

Appreciation in Fair Value of Investments

	2006**	2005

Common stock—PVH Stock Fund	$ -	$499,455
Shares of registered investment companies	326,405	170,500
	$326,405	$669,955

** Represents appreciation for the period January 1, 2006 through November 2, 2006 of investments not in the Master Trust.  See below for Master Trust information.

PHILLIPS-VAN HEUSEN CORPORATION PENSION PLAN

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

5.

Interest in the Master Trust

Effective November 3, 2006, the plan’s investments, with the exception of participant loans, are held in a Master Trust with the assets of the Associates Plan for Salaried Associates.  The assets of the Master Trust are held by Nationwide Trust Company.  The plan participates in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan has an undivided interest in the Master Trust.  Income and assets of the Master Trust are allocated to the Plan based on participant balances.  The assets of the Master Trust at December 31, 2006 consist of the following:

2006

Cash	$ 27,724
Receivable from investments sold	86,852
Payable for investments purchased	(86,852)
Other payable	(9,619)
Investments, at market value:
Common Collective Trust	22,338,688
Mutual Funds	86,595,356
Common Stock	42,951,591
Money Market Funds	1,195,213

Total Master Trust Investments	$ 153,098,953

Plan’s beneficial interest	$ 9,391,798

Plan’s percentage interest	6%

PHILLIPS-VAN HEUSEN CORPORATION PENSION PLAN

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Net investment income for the Master Trust through December 31, 2006 is as follows:

2006

Net appreciation (depreciation) in fair value of investments determined by quoted market prices:
Common Stock	$ 16,261,622
Mutual Funds and Common Collective Trust	(883,605)

15,378,017

Interest and dividend income	3,941,060

Total master trust investment income	$ 19,319,077

6.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

PHILLIPS-VAN HEUSEN CORPORATION PENSION PLAN

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$9,754,312
Less adjustment to contract value	21,098
Net assets available for benefits per the Form 5500	$9,733,214

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 012

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS AT YEAR END

For the Year Ended December 31, 2006

Identity of Holder	Description of Investment	Current Value

Nationwide Trust Company	Cash	$ 2,727
Nationwide Trust Company	Cash Management Trust of
	America; 85,424.950 shares	85,425
Nationwide Trust Company	SEI Stable Asset Fund;
	148,178.610 shares	144,377
Nationwide Trust Company	State Street S&P 500 Index:
	16,378.745 shares	617,741
Nationwide Trust Company	Wells Fargo Stable Return;
	30,526.472 shares	1,203,029
Nationwide Trust Company	American Beacon Large Cap Value
	33,987.093 shares	774,226
Nationwide Trust Company	Bond Fund of America
	49,094.715 shares	653,942
Nationwide Trust Company	Dodge & Cox Balanced Fund;
	10,468.642 shares	911,609
Nationwide Trust Company	Growth Fund of America;
	21,783.914 shares	711,463
Nationwide Trust Company	Hartford HLS Small Cap Growth;
	7,043.303 shares	146,078
Nationwide Trust Company	Thornburg International Value;
	18,924.301 shares	548,994
Nationwide Trust Company	Wells Fargo Advantage Small Cap;
	16,778.523 shares	522,315
Nationwide Trust Company	Phillip-Van Heusen Corp. Common Stock;
	61,189.373 shares	3,069,871

Total investments held by
Nationwide Trust Co., FSB		$ 9,391,798

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ SPIELMAN KOENIGSBERG & PARKER, LLP

June 22, 2007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value:
Investment in Phillips-Van Heusen
Corporation Associates Investment Plans
Master Trust	$ 143,707,155	$ -
Investments held by Wells Fargo Bank:
Stable Return Fund		11,890,792
Mutual Funds		73,542,816
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust		29,777,423
Adjustment to contract value from fair
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	220,145	162,034
Participant loans receivable	1,773,210	1,789,881
Contributions receivable	443,086	379,825
Total Assets	146,143,596	117,542,771

Liabilities
Miscellaneous payables	9,277	-
Total liabilities	9,277	-

Net assets available for benefits	$ 146,134,319	$ 117,542,771

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Contributions:
Employer, net of forfeitures	$ 3,288,623	$ 3,035,467
Employees	8,723,948	7,837,210
Rollovers	273,473	397,583
Interest and investment income	2,130,908	3,004,984
Transfer from Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	31,259
Loan interest	129,242	98,438
Master trust investment income	17,896,100
Adjustment to contract value from fair value
for interest in common/collective trust relating
to fully benefit-responsive investment contracts	220,145	162,034

Total additions	32,693,698	14,535,716

Deductions
Payments to participants	10,377,037	6,846,759
Transfer to Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	12,183	-

Total deductions	10,389,220	6,846,759

Net realized and unrealized appreciation of investments	6,287,070	7,537,324

Net increase in net assets available for benefits	28,591,548	15,226,281

Net assets available for benefits at beginning of year	117,542,771	102,316,490

Net assets available for benefits at end of year	$ 146,134,319	$ 117,542,771

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Salaried Associates (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective November 3, 2006, the Plan’s Trustee changed from Wells Fargo Bank (the “Predecessor Trustee”) to Nationwide Trust Company (the “Trustee” or “Successor Trustee”), and the Plan’s “Recordkeeper” changed from Wells Fargo Retirement Plan Solutions to The 401(k) Company.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Effective with the change in Recordkeeper and Trustee on November 3, 2006, all of the investments of the Company’s Associates Investment Plan for Hourly Employees and the Associates Investment Plan for Salaried Employees were combined into the new Master Trust held by the Nationwide Trust Company.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $15,000 and $14,000 per annum in 2006 and 2005, respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,000 for the plan year ended December 31, 2006.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options .  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2006, participant loans outstanding totaled $1,773,210, with maturity dates through 2021 at interest rates ranging from 5% to 10.5%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in The PVH Stock Fund.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (FSAB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).  This FSP requires investments in benefit-responsive investment contracts be presented at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contact value basis.  The result of the implementation of the FSP was an adjustment from fair value to contract value in the amount of $220,145 and $162,034 as of December 31, 2006 and 2005, respectively.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2006 and 2005, the Master Trust purchased 53,146 and 47,988 shares, respectively, of the Company’s common stock and received $138,106 and $153,906, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 152,495 and 160,053 shares of the Company’s common stock during the years ended December 31, 2006 and 2005, respectively.

4

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2006	2005

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	143,707,155	$29,777,423
Dodge & Cox Balanced	*	18,753,093
Dreyfus Appreciation	#	16,995,799
Oakmark International	#	7,723,406
Wells Fargo Stable Return Fund (S)	*	11,890,792
Wells Fargo Advantage Small Cap
Value Fund (Z)	*	12,188,812
Wells Fargo Advantage Total Return
Bond (Adm)	#	5,900,260
Wells Fargo S&P 500 Index Fund (G)	#	8,624,725
Shares of registered companies representing
less than 5%		3,356,721

* Investment became part of the Master Trust at the end of the plan year.
# Investment not offered at the end of the plan year.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized
	Appreciation in Fair Value of Investments
	2006**	2005

Common stock—PVH Stock Fund	$ -	$5,293,289
Shares of registered investment
companies	6,287,070	2,244,035
	$6,287,070	$7,537,324

** Appreciation for the period January 1, 2006 through November 2, 2006 of investments not in the Master Trust.  See below for Master Trust information.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

5.

Interest in the Master Trust

Effective November 3, 2006, the plan’s investments, with the exception of participant loans, are held in a Master Trust with the assets of the Associates Plan for Hourly Associates.  The assets of the Master Trust are held by Nationwide Trust Company.  The plan participates in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan has an undivided interest in the Master Trust.  Income and assets of the Master Trust are allocated to the Plan based on participant balances.  The assets of the Master Trust at December 31, 2006 consist of the following:

2006

Cash	$ 27,724
Receivable from investments sold	86,852
Payable for investments purchased	(86,852)
Other Payable	(9,619)
Investments, at market value:
Common Collective Trust	22,338,688
Mutual Funds	86,595,356
Common Stock	42,951,591
Money Market Funds	1,195,213

Total Master Trust Investments	$ 153,098,953

Plan’s beneficial interest	$ 143,707,155

Plan’s percentage interest	94%

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Net investment income for the Master Trust through December 31, 2006 is as follows:

2006

Net appreciation (depreciation) in fair value of
investments determined by quoted market prices:
Common Stock	$ 16,261,622
Mutual Funds and Common Collective Trust	(883,605)

15,378,017

Interest and dividend income	3,941,060

Total master trust investment income	$ 19,319,077

6.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial
statements	$146,134,319
Less adjustment to contract value	220,145
Net assets available for benefits per the Form 5500	$145,914,174

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

For the Year Ended December 31, 2006

Identity of Holder	Description of Investment	Current Value

Nationwide Trust Company	Cash	$ 24,997
Nationwide Trust Company	Federated Capital Reserves
	3.770 shares	4
Nationwide Trust Company	Cash Management Trust of America
	1,109,784.090 shares	1,109,784
Nationwide Trust Company	SEI Stable Asset Fund;
	1,546,011.800 shares	1,506,365
Nationwide Trust Company	State Street S&P 500 Index:
	167,394.624 shares	6,313,456
Nationwide Trust Company	Wells Fargo Stable Return;
	318,546.585 shares	12,553,720
Nationwide Trust Company	American Beacon Large Cap Value;
	709,773.633 shares	16,168,643
Nationwide Trust Company	Bond Fund of America;
	758,368.144 shares	10,101,464
Nationwide Trust Company	Dodge & Cox Balanced Fund;
	165,650.583 shares	14,424,853
Nationwide Trust Company	Growth Fund of America;
	417,983.897 shares	13,651,354
Nationwide Trust Company	Hartford HLS Small Cap Growth;
	118,493.468 shares	2,457,554
Nationwide Trust Company	Lazard Funds Emerging Markets;
	0.056 shares	1
Nationwide Trust Company	Phoenix Real Estate Securities;
	0.030 shares	1
Nationwide Trust Company	Thornburg International Value;
	526,450.657 shares	15,272,333
Nationwide Trust Company	Wells Fargo Advantage Small Cap;
	329,281.243 shares	10,250,525
Nationwide Trust Company	Phillip-Van Heusen Corp. Common Stock;
	794,931.627 shares	39,881,720
	Due to broker	(9,619)
Total investments held by
Nationwide Trust Co., FSB		$ 143,707,155

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors (Associates Investment Plan for Hourly Associates)

23.2	Consent of Independent Auditors (Associates Investment Plan for Salaried Associates)